FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File # 0-16353

High 5 Ventures Inc.

(formerly Kokomo Enterprises Inc.)

Suite 1000, 1177 West Hastings Street

Vancouver, British Columbia

Canada V6E 2K3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ... No.X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

▪	EXHIBITS

Exhibit

99.1	Material Change Report dated January 17, 2013
99.2	News Release dated January 31, 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

High 5 Ventures Inc.

(formerly Kokomo Enterprises Inc.)

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: February 1, 2013.